UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

On August 9, 2022, TROOPS, Inc. (the “Company”) and certain subsidiaries of the Company, including First Asia Finance Limited, SGOCO International (HK) Limited, Suns Tower Limited and Giant Connection Limited (the “Subsidiaries”) were included amongst other Defendants and served with a writ of summons in Hong Kong (HCA 938 of 2022) and received injunctions dated August 5, 2022, issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance in connection with the writ of summons. Pursuant to the injunctions, the Company and SGOCO International (HK) Limited cannot remove any of its assets wordwide and cannot dispose of or deal with or diminish the value of any of its assets worldwide up to certain amounts; First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited, cannot remove any of its assets which are within Hong Kong and cannot dispose of or deal with or diminish the value of any of its assets within Hong Kong up to certain amounts.

On January 26, 2023, the counsel for the Company and the Subsidiaries received a statement of claim under the above proceedings, whereby the plaintiffs’ alleged claims included unlawful means of conspiracy and other claims. The plaintiffs sought relief including damages and equitable compensation, among others. On August 26, 2022, the Company applied for a discharge of the injunction, and court proceedings were subsequently held from May, 2023 to June, 2023.

On September 19, 2023, an order issued by the High Court of the Hong Kong Special Administrative Region Court of First Instance dated August 22, 2023 (the “Order”) was filed. Pursuant to the Order, amongst others, several injunctions against the Defendants, including the Company, were discharged: (i) the injunction order dated August 5, 2022 prohibiting disposal of assets worldwide against the Company and SGOCO International (HK) Limited was discharged; (ii) the injunction order dated August 5, 2022 prohibiting disposal of assets in Hong Kong against First Asia Finance Limited, Suns Tower Limited and Giant Connection Limited was discharged. The following conditions, amongst others, were imposed by the Order instead: (i) Suns Tower Limited must not in anyway dispose of or deal with or diminish the value of the property known as No. 8 Fui Yiu Kok Street, Tsuen Wan, New Territories; (ii) The Company must not in anyway dispose of or deal with or diminish the value of shares in Giant Connection Limited; and (iii) Giant Connection Limited must not in anyway dispose of or deal with or diminish the value of shares in Paris Sky Limited and 11 Hau Fook Street Limited.

Application for security for costs was made by the Company on April 21, 2023. It was ordered on August 22, 2023 that the Plaintiffs do pay HK$1,500,000 into Court on or before October 3, 2023 as security for the Company's costs up to and including the stage of exchange of witness statements. The Company believes the lawsuit is without merit and intends to defend the case vigorously. As of the date of this report, the Company was unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in this case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: September 27, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer